Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2023

First Quarter of Fiscal Year 2024 Financial Highlights

•	Total revenues were $199.9 million, an increase of 17.6% compared to the comparable prior year period.

•	Gross margin was 34.6%, compared to 31.1% for the comparable prior year period. Non-GAAP gross margin was 34.8%, compared to 31.3% for the comparable prior year period.

•

Net income attributable to Hollysys was $31.6 million, an increase of 47.9% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $32.2 million, an increase of 40.3% compared to the comparable prior year period.

•

Diluted earnings per share was $0.51, an increase of 45.7% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.52, an increase of 40.5% compared to the comparable prior year period.

•	Net cash provided by operating activities was $28.2 million.

•	Days sales outstanding (“DSO”) of 145 days, compared to 171 days for the comparable prior year period.

•	Inventory turnover days of 84 days, compared to 79 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Beijing, China – November 15, 2023 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the first quarter of fiscal year 2024 ended September 30, 2023.

In the industrial automation segment, the Company maintains an emphasis on research and development and technological innovation. In this fiscal quarter, the HOLLiSec-lk220T1 Programmable Logic Controller successfully passed the mandatory national standard testing of the “Critical Network Devices Security Common Requirements” (GB40050-2021). In addition, the Company successfully initiated the trial production at its Tianjin facility in this fiscal quarter. The facility is capable of delivering high-quality products and cost-effective customized solutions while ensuring small batch and multi-variety deliveries, which is expected to further empower the Company’s future development.

Hollysys Automation Technologies Ltd November 15, 2023	Page 2

In the chemical and petrochemical sector, the Company successfully assisted in a 20,000-ton hydrogen production from green electricity project. In collaboration with Sinopec, the Company provided an integrated solution for this project, which encompassed functions ranging from basic control and intelligent management. This breakthrough solution successfully addressed the challenge of achieving flexible and cost-effective hydrogen production while maintaining continuous and stable supply in fluctuating power scenarios. Additionally, the Company supported the low-carbon transformation of a Yunnan clean energy development company with its HiaAPC, an advanced process control system that can effectively solve the key control problems in complex industrial processes. This enabled an automatic, stable, and precise control of the hydrogen nitrogen ratio, a key process parameter for methanol synthesis reaction, and created significant economic benefits.

In the smart factory sector, the smart factory construction project of Yangfeng Group’s synthetic ammonia plant was officially launched, with Hollysys providing the whole-process control optimization of the production equipment as well as the data center and operation platform, intending to establish a top-notch smart factory in China. This project marks further enhancement of Hollysys’ comprehensive solution for optimizing whole-process control, digitization, informatization, and intelligent construction of large-scale coal chemical projects.

In the electricity sector, the Company entered into a strategic cooperation agreement with a hydroelectric research institute to collaborate on the research and development of the Hydroelectric Intelligent Distributed Control System (HICS), acting with a common goal to drive the intelligent transformation and advancement of China’s hydropower industry.

In Rail Transportation Automation segment, the Company continued to maintain its market position. In the high-speed rail sector, its Automation Train Protection wireless download and intelligent analysis system provided high-tech support for the safe functioning of high-speed railway signal equipment during the Asian Games. The Company also delivered Radio Block Center, Train Control Center, and Element Management System as the Chinese Train Control System Level 3 supplier for the Guiyang to Libo section of the Guiyang-Nanning High-speed Railway. In addition, the Company assisted in the AC counting code transformation project of a station with its ZPW-2000S-M, a railway station coding equipment with strong system compatibility, high integration, and easy maintenance characteristics, which successfully enhanced the maintenance efficiency of the station. In the urban rail transit sector, the Company successfully completed the central level equipment switch for the Building Automatic System renovation project of Beijing Metro Line 4, as well as the network security level protection of the integrated monitoring system of Shenyang Metro Line 10.

In the mechanical and electrical solutions (“M&E”) segment, the Company also manifested a stable performance with smooth executions on various projects. The risk monitor and control are still expected to be its focus in this field in the foreseeable future.

Hollysys Automation Technologies Ltd November 15, 2023	Page 3

With its continuous dedication to the industry and the support of experienced and passionate experts, Hollysys believes that it will continue to create greater value for clients and shareholders.

Fiscal Quarter Ended September 30, 2023 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)

	Three months ended September 30,
	2023	2022	% Change
Revenues	$199,900	170,041	17.6%
Integrated solutions contracts revenue	$149,701	143,125	4.6%
Products sales	$14,319	11,773	21.6%
Revenue from services	$35,880	15,143	136.9%
Cost of revenues	$130,724	117,194	11.5%
Gross profit	$69,176	52,847	30.9%
Total operating expenses	$34,925	36,304	(3.8)%
Selling	$16,184	13,013	24.4%
General and administrative	$5,530	12,733	(56.6)%
Research and development	$18,356	17,359	5.7%
VAT refunds and government subsidies	$(5,145)	(6,801)	(24.3)%
Income from operations	$34,251	16,543	107.0%
Other income, net	$350	1,066	(67.2)%
Foreign exchange (loss) gain	$(45)	4,097	(101.1)%
Share of net (losses) income of equity investees	$(943)	597	(258.0)%
Interest income	$3,560	3,161	12.6%
Interest expenses	$(317)	(143)	121.7%
Income tax expenses	$5,273	3,880	35.9%
Net (loss) income attributable to non-controlling interests	$(56)	44	(227.3)%
Net income attributable to Hollysys Automation Technologies Ltd.	$31,639	21,397	47.9%
Basic earnings per share	$0.51	0.35	45.7%
Diluted earnings per share	$0.51	0.35	45.7%
Share-based compensation expenses	$262	1,237	(78.8)%
Amortization of acquired intangible assets	$322	340	(5.3)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$32,223	22,974	40.3%
Non-GAAP basic earnings per share(1)	$0.52	0.37	40.5%
Non-GAAP diluted earnings per share(1)	$0.52	0.37	40.5%
Basic weighted average common shares outstanding	61,847,885	61,317,302	0.9%
Diluted weighted average common shares outstanding	62,197,935	61,940,240	0.4%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Hollysys Automation Technologies Ltd November 15, 2023	Page 4

Operational Results Analysis for the First Quarter Ended September 30, 2023

Total revenues for the three months ended September 30 were $199.9 million, as compared to $170.0 million for the same period of the prior fiscal year, representing an increase of 17.6%. In terms of revenues by type, integrated solutions contracts revenue increased by 4.6% to $149.7 million, products sales revenue increased by 21.6% to $14.3 million, and services revenue increased by 136.9% to $35.9 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended Sep 30,
	2023		2022
	$	% to Total Revenues	$	% to Total Revenues
Industrial Automation	117,041	58.5	121,048	71.2
Rail Transportation Automation	57,511	28.8	28,242	16.6
Mechanical and Electrical Solution	25,348	12.7	20,751	12.2
Total	199,900	100.0	170,041	100.0

Gross margin was 34.6% for the three months ended September 30, 2023, as compared to 31.1% for the same period of the prior fiscal year. Gross margin of integrated solutions contracts, product sales, and service rendered was 22.1%, 77.6% and 69.5% for the three months ended September 30, 2023, as compared to 25.0%, 70.6% and 58.2% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 34.8% for the three months ended September, 2023, as compared to 31.3% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 22.3% for the three months ended September 30, 2022, as compared to 25.2% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $16.2 million for the three months ended September 30, 2023, representing an increase of $3.2 million, or 24.4%, compared to $13.0 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth, and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 8.1% and 7.7% for the three months ended September 30, 2023 and 2022, respectively.

General and administrative expenses were $5.5 million for the three months ended September 30, 2023, representing a decrease of $7.2 million, or 56.6%, compared to $12.7 million for the same period of the prior fiscal year, which was primarily due to a $5.5 million decrease in net of allowance for credit losses and a $1.0 million decrease in share-based compensation expenses. Share-based compensation expenses were $0.3 million and $1.2 million for the three months ended September 30, 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 2.8% and 7.5% for the three months ended September 30, 2023 and 2022, respectively.

Hollysys Automation Technologies Ltd November 15, 2023	Page 5

Research and development expenses were $18.4 million for the three months ended September 30, 2023, representing an increase of $1.0 million, or 5.7%, compared to $17.4 million for the same period of the prior fiscal year, which was primarily due to a $1.7 million increase in staff cost. Research and development expenses as a percentage of total revenues were 9.2% and 10.2% for the three months ended September 30, 2023 and 2022, respectively.

The VAT refunds and government subsidies were $5.1 million for three months ended September 30, 2023, as compared to $6.8 million for the same period of the prior fiscal year, representing a $1.7 million, or 24.3%, decrease.

The income tax expenses and the effective tax rate were $5.3 million and 14.3% for the three months ended September 30, 2023, respectively, as compared to $3.9 million and 15.3% for the comparable period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $31.6 million for three months ended September 30, 2023, representing an increase of 47.9% from $21.4 million reported in the comparable period in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $32.2 million or $0.52 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.51 for the three months ended September 30, 2023, representing an increase of 45.7% from $0.35 for the comparable period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.52 for the three months ended September 30, 2023, representing an increase of 40.5% from $0.37 for the comparable period in the prior fiscal year. These were calculated based on 62.2 million and 61.9 million diluted weighted average ordinary shares outstanding for the three months ended September 30, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $256.4 million in terms of the value of new contracts for the three months ended September 30, 2023. The order backlog of contracts as of September 30, 2023 was $938.6 million. The detailed breakdown of new contracts and backlog by segment is shown in the table below:

(In USD thousands, except for %)

	Value of new contracts achieved for the three months ended Sep 30, 2023		Backlog as of Sep 30, 2023
	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	155,880	60.8	432,210	46.1
Rail Transportation	73,780	28.8	322,151	34.3
Mechanical and Electrical Solutions	26,757	10.4	184,235	19.6
Total	256,417	100.0	938,596	100.0

Hollysys Automation Technologies Ltd November 15, 2023	Page 6

Cash Flow Highlights

For the three months ended September 30, 2023, the total net cash inflow was $37.8 million. The net cash provided by operating activities was $28.2 million. The net cash used in investing activities was $15.9 million and mainly consisted of $18.2 million of purchases of short-term investments and $16.9 million of purchases of property, plant and equipment, which was partially offset by $19.1 million of maturity of short-term investments. The net cash provided by financing activities was $29.3 million and mainly consisted of $29.5 million of proceeds from long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents was $650.4 million, $611.6 million, and $575.1 million as of September 30, 2023, June 30, 2023 and September 30, 2022, respectively.

For the three months ended September 30, 2023, DSO was 145 days, as compared to 171 days for the comparable prior fiscal year and 149 days for the last fiscal quarter; inventory turnover days were 84 days, as compared to 79 days for the comparable prior fiscal year and 81 days for the last fiscal quarter.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Hollysys Automation Technologies Ltd November 15, 2023	Page 7

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd November 15, 2023	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$149,701	$143,125
Products sales	14,319	11,773
Revenue from services	35,880	15,143

Total net revenues	199,900	170,041

Costs of integrated solutions contracts	116,586	107,396
Cost of products sold	3,206	3,465
Costs of services rendered	10,932	6,333

Gross profit	69,176	52,847

Operating expenses
Selling	16,184	13,013
General and administrative	5,530	12,733
Research and development	18,356	17,359
VAT refunds and government subsidies	(5,145)	(6,801)

Total operating expenses	34,925	36,304

Income from operations	34,251	16,543

Other income, net	350	1,066
Foreign exchange (loss)gain	(45)	4,097
Share of net (losses) income of equity investees	(943)	597
Interest income	3,560	3,161
Interest expenses	(317)	(143)

Income before income taxes	36,856	25,321

Income taxes expenses	5,273	3,880

Net income	31,583	21,441

Less: Net income(losses) attributable to non—controlling interests	(56)	44

Net income attributable to Hollysys Automation Technologies Ltd.	$31,639	$21,397

Other comprehensive income, net of tax of nil
Translation adjustments	(7,352)	(70,492)

Comprehensive (loss) income	24,231	(49,051)

Less: Comprehensive (loss) income attributable to non—controlling interests	(64)	116

Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$24,295	$(49,167)

Net income per share:
Basic	0.51	0.35
Diluted	0.51	0.35
Shares used in income per share computation:
Basic	61,847,885	61,317,302
Diluted	62,197,935	61,940,240

Hollysys Automation Technologies Ltd November 15, 2023	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	September 30,	June 30,
	2023	2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$650,413	$611,632
Short-term investments	32,100	33,202
Restricted cash	24,392	23,009
Accounts receivable, net of allowance for credit losses of $63,925 and $73,009 as of September 30, 2023 and June 30, 2023, respectively	308,788	309,822
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $13,908 and $14,439 as of September 30, 2023 and June 30, 2023, respectively	285,218	253,262
Accounts receivable retention	5,783	7,465
Other receivables, net of allowance for credit losses of $15,584 and $12,044 as of September 30, 2023 and June 30, 2023, respectively	20,389	19,265
Advances to suppliers	31,216	28,493
Amounts due from related parties	28,712	25,906
Inventories	112,261	111,634
Prepaid expenses	280	596
Income tax recoverable	449	649

Total current assets	1,500,001	1,424,935

Non-current assets
Restricted cash	11,174	13,489
Costs and estimated earnings in excess of billings	1,451	1,746
Accounts receivable retention	7,418	6,587
Prepaid expenses	2	3
Property, plant and equipment, net	145,885	134,626
Prepaid land leases	11,357	11,503
Intangible assets, net	8,079	8,483
Investments in equity investees	46,381	47,603
Investments securities	1,552	1,561
Goodwill	18,827	18,939
Deferred tax assets	11,364	11,937
Operating lease right-of-use assets	2,997	3,436

Total non-current assets	266,487	259,913

Total assets	1,766,488	1,684,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	15,237	15,231
Accounts payable	174,713	170,632
Construction costs payable	11,328	11,085

Hollysys Automation Technologies Ltd November 15, 2023	Page 10

	September 30,	June 30,
	2023	2023
	(Unaudited)	(Audited)
Deferred revenue	202,782	181,387
Accrued payroll and related expenses	27,752	26,742
Income tax payable	5,667	6,414
Warranty liabilities	3,094	3,238
Other tax payables	14,197	10,504
Accrued liabilities	36,885	36,870
Amounts due to related parties	5,111	6,155
Operating lease liabilities	1,542	1,887

Total current liabilities	498,308	470,145

Non-current liabilities
Accrued liabilities	2,118	2,367
Long-term loans	45,899	16,775
Accounts payable	2,754	2,588
Deferred tax liabilities	12,773	13,069
Warranty liabilities	2,885	2,568
Operating lease liabilities	1,024	1,103
Total non-current liabilities	67,453	38,470
Total liabilities	565,761	508,615

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 62,024,409 shares and 62,021,930 shares issued and outstanding as of September 30, 2023 and June 30, 2023, respectively	62	62
Additional paid-in capital	247,170	246,908
Statutory reserves	78,875	78,875
Retained earnings	993,423	961,782
Accumulated other comprehensive income	(119,763)	(112,418)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,199,767	1,175,209
Non-controlling interests	960	1,024

Total equity	1,200,727	1,176,233

Total liabilities and equity	$1,766,488	$1,684,848

Hollysys Automation Technologies Ltd November 15, 2023	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (In USD thousands)
Three months ended September 30, 2023 (Unaudited)

Cash flows from operating activities:
Net income	$31,583
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,117
Amortization of prepaid land leases	81
Amortization of intangible assets	322
Allowance for credit losses	(6,593)
Gains on disposal of long-lived assets	4
Share of net income of equity investees	943
Share-based compensation expenses	262
Deferred income tax expenses	257
Changes in operating assets and liabilities:
Accounts receivable and retention	6,219
Costs and estimated earnings in excess of billings	(33,287)
Inventories	(1,293)
Advances to suppliers	(2,901)
Other receivables	(1,240)
Deposits and other assets	315
Due from related parties	(2,969)
Accounts payable	5,315
Deferred revenue	22,545
Accruals and other payables	4,310
Due to related parties	(1,044)
Income tax payable	(515)
Other tax payables	3,768

Net cash provided by operating activities	28,199

Cash flows from investing activities:
Purchases of short-term investments	(18,206)
Purchases of property, plant and equipment	(16,895)
Proceeds from disposal of property, plant and equipment	73
Maturity of short-term investments	19,137

Net cash used in investing activities	(15,891)

Cash flows from financing activities:
Repayments of short-term bank loans	29,545
Proceeds from long-term bank loans	(230)

Net cash provided by financing activities	29,315

Effect of foreign exchange rate changes	(3,774)

Net decrease in cash, cash equivalents and restricted cash	$37,849

Cash, cash equivalents and restricted cash, beginning of period	$648,130
Cash, cash equivalents and restricted cash, end of period	685,979

Hollysys Automation Technologies Ltd November 15, 2023	Page 12

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd November 15, 2023	Page 13

	Three months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Gross profit	$69,176	$52,847

Gross margin(1)	34.6%	31.1%
Add:
Amortization of acquired intangible assets	322	340

Non-GAAP gross profit	$69,498	$53,187

Non-GAAP gross margin(2)	34.8%	31.3%

(1)	Gross margin represents gross profit for the period as a percentage of revenues for such period.
(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenues for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$33,115	$35,729

Gross margin of integrated solutions contracts(1)	22.1%	25.0%
Add:
Amortization of acquired intangible assets	322	340

Non-GAAP gross profit of integrated solutions contracts	$33,437	$36,069

Non-GAAP gross margin of integrated solutions contracts(2)	22.3%	25.2%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.
(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd November 15, 2023	Page 14

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

	Three months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$31,639	$21,397

Add:
Share-based compensation expenses	262	1,237
Amortization of acquired intangible assets	322	340

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$32,223	$22,974

Hollysys Automation Technologies Ltd November 15, 2023	Page 15

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$31,639	$21,397

Add:
Share-based compensation expenses	262	1,237
Amortization of acquired intangible assets	322	340

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$32,223	$22,974

Weighted average number of basic ordinary shares	61,847,885	61,317,302
Weighted average number of diluted ordinary shares	62,197,935	61,940,240
Basic earnings per share(1)	$0.51	0.35

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.03
Non-GAAP basic earnings per share(3)	$0.52	$0.37

Diluted earnings per share(1)	$0.51	0.35

Add:
Non-GAAP adjustments to net income per share(2)	0.01	0.03
Non-GAAP diluted earnings per share(3)	$0.52	$0.37

(1)

Basic (or diluted) earnings per share is derived from net income attributable to ordinary shareholders for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share are derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).
(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).